                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b)(c) AND (d)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. 5)(1)

                                   CORE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   21867P 10 2
                ------------------------------------------------
                                 (CUSIP Number)




         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed.

/ /      Rule 13d - 1(b)

/ /      Rule 13d - 1(c)

/X/      Rule 13d - 1(d)







-------------------
(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be determined to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------
CUSIP NO.  21867P 10 2                                      13G
          ----------------
-----------------------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                      George C. Carpenter IV
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.A.
--------------------------------------------------------------------------------
                          5     SOLE VOTING POWER

      NUMBER OF SHARES                   114,000 shares purchasable under
    BENEFICIALLY OWNED                           options (vested)
       BY REPORTING                       56,000 shares purchasable under
      PERSON WITH                        ------- options (unvested)
                                 Total   170,000 shares
                          ------------------------------------------------------
                          6     SHARED VOTING POWER

                                         318,556 shares owned as joint tenant
                                                 with spouse
                          ------------------------------------------------------
                          7     SOLE DISPOSITIVE POWER

                                         114,000 shares purchasable under
                                                 options (vested)
                                          56,000 shares purchasable under
                                                 options (unvested)
                                         -------
                                 Total   170,000 shares
                          ------------------------------------------------------
                          8     SHARED DISPOSITIVE POWER

                                         318,556 shares owned as joint tenant
                                                 with spouse
--------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           488,556
--------------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*
                                                                          / /
--------------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           5.3%
--------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*

                           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

Item 1 (a).  Name of Issuer:
---------------------------

         CORE, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
-----------------------------------------------------------

         18881 Von Karman Avenue, Suite 1750
         Irvine, CA  92612

Item 2 (a).  Name of Person Filing:
----------------------------------

         George C. Carpenter IV

Item 2 (b).  Address of Principal Business Office Or, if none, Residence:
------------------------------------------------------------------------

         18881 Von Karman Avenue, Suite 1750
         Irvine, CA 92612

Item 2 (c).  Citizenship:
------------------------

         U.S.A.

Item 2 (d).  Title of Class of Securities:
-----------------------------------------

         Common Stock

Item 2 (e).  CUSIP Number:
-------------------------

         21867P 10 2

Item 3.
------

         Not applicable.

Item 4.  Ownership

         (a)      Amount Beneficially Owned:

                           488,556 shares, including
                                    318,556 shares owned as joint tenant with
                                            spouse
                                       114,000 shares purchasable under options
                                               (vested)
                                         56,000 shares purchasable under options
                                                (unvested)

         (b)      Percent of Class: 5.3%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           170,000 shares, including
                                     114,000 shares purchasable under options
                                             (vested)
                                      56,000 shares purchasable under options
                                             (unvested)

                 (ii)      shared power to vote or to direct the vote:

                                    318,556 shares owned as joint tenant with
                                            spouse

                (iii) sole power to dispose or to direct the disposition of:

                           170,000 shares, including
                                     114,000 shares purchasable under options
                                             (vested)
                                      56,000 shares purchasable under options
                                             (unvested)

                (iv) shared power to dispose or to direct the disposition of:

                                    318,556 shares owned as joint tenant with
                                            spouse

Item 5. Ownership of Five Percent or Less of a Class
----------------------------------------------------

                  Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person
-----------------------------------------------------------------------

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
------------------------------------------------------------------------------

                  Not Applicable.

Item 8. Identification and Classification of Members of the Group
-----------------------------------------------------------------

                  Not Applicable.

Item 9. Notice of Dissolution of Group
--------------------------------------

                  Not Applicable.

Item 10. Certification
----------------------

                  Not Applicable.
           Note:  All information in this Schedule 13G is as of the close of
           ----   business on December 31, 2000.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      February 5, 2001
                                             -----------------------------------
                                                         (Date)

                                                /s/  George C. Carpenter IV
                                             -----------------------------------
                                                       (Signature)

                                                    George C. Carpenter IV
                                             ---------------------------------
                                                         (Name)